# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Keen Vision Acquisition Corp., CIK 0001889983
CUSIP: G52443119
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 37 Greenbriar Drive, Summit, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000011544

## Reporting persons
- W. R. Berkley Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 685,097; sole dispositive power 0; shared dispositive power 685,097; aggregate amount beneficially owned 685,097 (6.3% of the class)
- Berkley Insurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 685,097; sole dispositive power 0; shared dispositive power 685,097; aggregate amount beneficially owned 685,097 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Keen Vision Acquisition Corp.
Address of issuer's principal executive offices: 37 Greenbriar Drive, Summit, New Jersey, 07901

## Item 2. Person Filing
Name of person filing: The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Address of principal business office or, if none, residence:
The address of each Reporting Person is:
475 Steamboat Road
Greenwich, CT 06830
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: Calculation of the ownership percentage set forth in Row 11 is based on Issuer's publicly available Form 10-K filed March 7, 2025, which states that Issuer had outstanding 10,820,727 ordinary shares as of March 4, 2025 - 6.3
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 685,097
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 685,097

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- W. R. Berkley Corporation: /s/ Richard M. Baio, Richard M. Baio, Executive Vice President and Chief Financial Officer (04/08/2025)
- Berkley Insurance Company: /s/ Richard M. Baio, Richard M. Baio, Executive Vice President and Treasurer (04/08/2025)